SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter 2011

BOVESPA1 (lot = 1 share) TCSL3: R$8.48 TCSL4: R$7.14 NYSE1 (1 ADR = 10 PN shares) TSU: US$46.40 (1) closing prices of May 2nd, 2011

Rio de Janeiro, May 2nd, 2011 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the first quarter of 2011. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating Consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2010 (1Q10) and fourth quarter of 2010 (4Q10). The Income Statement and Balance Sheet analysis refers to TIM+Intelig and using 2009 figures in a Pro-forma basis, except when otherwise indicated.

1Q11 Conference Call

Conference Call in Portuguese:
May 3rd, 2011, at:
10:00 AM Brasília time
09:00 AM US ET

Conference Call in English:
May 3rd, 2011, at:
12:30 PM Brasília time
11:30 AM US ET

For further information, please access the Company’s website:
www.tim.com.br/ir

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4109-3360 / 4109-3446 / 4109-3751

Avenida das Américas, 3434
Bloco 01 6° andar – Barra da Tijuca
Rio de Janeiro, RJ - Brazil
Zip Code 22640-102
Fax: +55 21 4009-3990

1Q11 Highlights

  Speeding up business growth:
    Subscriber base grew 24.7% YoY, with 8.5 million lines of gross adds (all time high for a first quarter) and net addition of 1.8 million lines;
    Top line grew of 13.8% YoY and EBIT 109% higher versus 1Q10;

  Data revenues reached R$640 million in 1Q11, 32.3% yearly growth, already accounting for 14% of mobile revenues (vs. 12% in 1Q10);

  MOU reached 126 minutes this quarter (+26.7% YoY), showing a strong evidence of community based success;

  Network quality in leadership position for 13 months in a row, having Call Drop rate at lowest level in the market;

  SAC sharply decreased to R$36 (-51.3% YoY) - reflecting efficiency on acquisition (SAC/ARPU at 1.8x vs. 3.2x in the 1Q10);

  Total subsidy per handset sold declined 76% YoY, reaching R$23;

  Bad debt reached new low at 0.8% of total gross revenues;

  EBITDA reached R$1,033 million in 1Q11, 9% yearly growth (or 23% YoY growth without subsidy capitalization impact);

  EBIT came 2.1x higher YoY, totaling R$350 million in 1Q11;

  EBITDA - CAPEX grew by 186% YoY, reaching R$736 million;

  Net income totaled R$213 million in 1Q11, 4x higher YoY.

Message from Management

The first quarter of 2011 was characterized by the business growth acceleration, resulting from the innovative approaches driven by TIM in all market segments (Prepaid, Postpaid, Voice, Data, SIM-Only and Smarthphones)

Speeding up Growth

In this quarter, although under tough competitive landscape, TIM managed to lead the gross addition in the market along with double digit growth in the gross revenues. Our Infinity plan has reached aproximately 90% of pre-paid base, while Liberty plan has reached one-third of post-paid segment. Important to emphasize that churn rate on post-paid continue to reduce, reaching for example 1.7% monthly in the consumer segment (vs. 2.9% in 1Q10).

  Customer Base: Gross adds grew by 55% and Net adds +45% versus 1Q10;
  Revenues: Top line growth of 14% YoY and net service revenues 9% higher versus 1Q10;
  Drivers for Yearly Growth: Voice outgoing gross revenues (usage+LD) grew by 17%, data gross revenues increasing by 35%, and Intelig maintaining the high rate growth of 31%;
  Important KPIs to highlight: MOU rose 27% versus 1Q10, to 126 minutes, with outgoing calls increasing 37% in the same period. On the date side, numbers of daily unique users passed 1.3 million people, powered by smart/webphone sale that grew by 4x versus a year ago, and lastly, SMS outbound traffic has increased 3x since the launch of Infinity Torpedo in February.

Solid Financials
As for the financials, our focus continue to be setting a good equilibrium between growht and profitability. In this sense, I would highlight below our main achievements on financials:

  EBITDA reached R$1,033 million in 1Q11, 9% yearly growth (or 23% YoY growth without the impact of subsidy capitalization);

  EBIT came 2.1x higher YoY, totaling R$350 million in 1Q11;

  EBITDA - CAPEX grew by 186% YoY, reaching R$736 million;

  Net income totaled R$213 million in 1Q11, 4x higher than 1Q10.

Business Outlook

We maintain our view that brazilian market is a large one, with plenty of growth for fixed-to-mobile substitution and a complete untapped market for data services.

Our strategy remained still. No legacy to protect on fixed business, front runner in the voice market and going beyond the voice business speeding up data and smartphone approach.

Important also to highlight that our handset policy will remain unchanged, or zero subsidy approach, fostering network strength with a better capital allocation (infra-structure will represent over 90% of our 2011 capex, mainly on transmission).

Although it seems that competition has intensified, we maintained our focus on value. We accelerate gross revenues growth amid tough competitive scenario. We kept our strategy based on value. We are confident and positive for the future, both in the market and in our strategy.

Luca Luciani

Operational Performance

Brazilian Market Overview
Even above 100%, penetration rate growth remained at double digit	Brazilian mobile market reached 210.5 million lines by the end of 1Q11, a yearly growth of 17.5% (vs. 16.6% in 1Q10). Penetration rate in Brazil reachead 108.3% in the 1Q11, from 93.0% in the same period last year. The mobile market growth has been supported by: i) ii) the agressive stimulation of Multiple SIM-Card sales (mostly in the pre-paid segment).

Net additions in 1Q11 47% above 1Q10

Total net additions in 1Q11 reached 7.5 million, the best first quarter ever, resulting in an outstanding increase of  46.6% versus 5.2 million on the same period last year. Breaking down the market into pre and post-paid segments, the first one reached 173.0 million users (+17.1% YoY), and accounting for 82.2% of total brazilian market. As for the latter, total users reached 37.5 million, a 19.5% increase versus March 2010.

TIM’s Performance

After 2 years net adds stills strong	Total subscriber base ended first quarter with 52.8 million lines, 24.7% up from 1Q10 and representing a market share of 25.1%. Total net additions in the 1Q11 came in at 1.8 million lines, reaching 24.1% incremental market share (stable vs. 1Q10). This performance confirms the market acceptance of Infinity and Liberty plans. In addition, TIM maintained the second position in total pre-paid subscriber base.
Gross adds on a highest level ever to a first quarter

In this quarter, TIM achieved the highest volume of gross additions to a first quarter, reaching 8.5 million lines, up 55% YoY.

Our disconnections reached 6.7 million in the quarter, with a churn rate of 13.0% (vs. 10.2% in the 1Q10 or 11,0% in 4Q10). The rise on churn is explained by strictly disconnection rule avoiding operating expenses, amid strong commercial activity on the pre-paid side. As for post-paid, churn has fallen consistently.

Post-paid customer base reached 7.7 million users, a 16.4% YoY growth vs. +6.9% in 1Q10. In 1Q11, TIM added 223 thousands post-paid clients (vs. 150k in 1Q10), thanks to the Infinity and Liberty plans which ended the quarter with over 4 million users.

41 million users in Infinity plan	In the pre-paid front, total users reached 45.1 million, up 26.3% YoY - largely leveraged by the Infinity Pré plan, which reached 41 million users (more than 90% of the base in this segment).

Leadership in Network quality… …and lower Call Drop level in the market

Network & Quality: Our GSM coverage reached 94.0% of the urban population, serving 3,208 cities. Despite a continuous steep traffic increase in the past quarters, TIM kept the leadership on Anatel’s network quality indicator, being the only player to score 100% of the goals in 11 out of the last 12 months. In addition, in the 1Q11, TIM maintained the lowest Call Drop level in Brazil, with an average of 0.65% (vs. 0.83% in 1Q10). Such result reinforces TIM’s commitment to provide top notch service quality, while pushing MOU intensive strategy and speeding up data offers.|

As for data coverage, TIM provides GPRS technology to 100% of its footprint, and ~80% is covered by EDGE technology. The Third Generation Technology (3G) had its roll-out speeded-up and now it is present in 258 cities – reaching 56% of urban population in Brazil. We expect to continue accelerating the 3G coverage in 2011.

Marketing Performance

This quarter TIM focused on strengthening even more the commercial activities with new data offers and continued to push the well-known unique voice offers. Applying an original and innovative approach, Company achieved the record of gross additions to a first quarter, with 8.5 million users.

Our positioning for mobile services is shown below:

For the consumer segment, and regarding our voice positioning, TIM maintained Infinity and Liberty concept (respectively for pre and post-paid) in the continuous push to stimulate community.

As for data services, TIM launched another unique benefit in Brazil: the Infinity Torpedo. With the new offering, Infinity prepaid and Infinity Control users can send unlimited SMS to whatever operator in Brazil, paying R$0.50 per day. With this plan, TIM added another relevant skin to Infinity concept, launched in 2009, now including voice and data. As for the postpaid, TIM announced in March the extension of mobile Internet offers targeting notebooks, tablets and smartphones users, creating a family of offers. The new plans were designed aiming to avoid the monthly billing surprises, in this sense they provide unlimited usage for a fixed charge.

In the business market, TIM maintained focus on the SME market. The company closed an agreement with Simm do Brasil (Brightstar subsidiary company), a global leader in distribution of services and solutions in the mobile market, that through its sales channel, will offer TIM’s Empresa Mundi and Liberty Empresa plans all over the country. Moreover, TIM signed a partnership with Prime Systems in another movement to adjust its offer portfolio to SME needs. Through this association, TIM will now offer a complete solution of automation and location of field force, available via LBS (Location Based Services) or GPS (Global Positioning System). TIM kept the leadership position for new clients on governmental sector. Through Intelig, TIM is now responsible for providing telephony services for Anatel, Telebrás and the Ministry of National Integration.

On the handset side, after the success in Christmas sales, TIM kept the “sim-only” approach offering handset unsubsidized in 12 installments via credit card. Smartphones sales are growing at an intense pace, due to the affordable price that reached levels around R$250. Moreover, handset portfolio is always being renewed with innovative devices like Motorola DEFY and Motorola Screen EX128. Also, TIM AppShop, a mobile apps store for several manufactures as Samsung, LG, Motorola, Nokia e Sony Ericsson, was a potential trigger for data consumption via handset.

For Fixed services, the combined strength of TIM and Intelig have proven to be a solid competitive advantage in this market. Since the beginning of integration, we have won many auctions for providing telecom services, such as São Paulo and Rio de Janeiro states government, Federal agencies, and also corporate clients in different industry segments. In the quarter, and as mentioned above, TIM managed, through Intelig to provide fixed services to important governmental institutions like Anatel and Eletrobrás.

For Wholesale services, the creation of Porto Seguro Telecomunicações, a Joint Venture between Porto Seguro and Datora Telecom created the opportunity for TIM to be the first operator in Brazil to provide network infrastructure for the MVNO business model. This agreement highlights the innovative and pioneerism of TIM, searching for opportunities that arise with the MVNO model.

As for the brand, TIM signed sponsor deals with two of the main soccer teams in Brazil. Those partnerships are part of the strategy to be closer to its customers through soccer, which is considered to be a national passion.

We also had some specific social campaigns, intensifying TIM’s commitment with sustainability and the society. In January we organized a series of initiatives, estimated in R$2 million in aid, to support victims of rains in the countryside of Rio de Janeiro. In March, after the earthquakes which shook Japan, offered unlimited calls from Brazil to Japan at no cost for a given period.

Another initiative from TIM in the 1Q11 was to sponsor for the second consecutive year the ‘Earth Hour’ campaign in Brazil, an international event that aims at global warming alerts by turning off the lights for one pre-determined hour. TIM invited 15 million clients through SMS to take part of this initiative, also posting the event countdown in Twitter and promoted a cultural contest.

In summary, 2011’s first quarter was marked by a genuine and innovative go to market approach.

Financial Performance

Selected financial data – Revenues

Operating Revenues

Gross service revenues: +15% YoY

Total gross revenues reached R$5,440 million in the quarter, an increase of 17.3% YoY. Gross service revenues grew by 15.0% when compared to same period last year, reaching R$5,007 million in 1Q11. As for gross product revenues, the amount reached R$433 million, a sound increase of 51.3% YoY.

The main gross revenues breakdown and highlights are presented as follows:

Positive elasticity on traffic… Voice outgoing revenues grew by 17% YoY	Voice outgoing gross revenues (usage and monthly fee + LD) continued to register a significant improvement YoY, growing by 17.3% in the 1Q11. The performance was backed by local and LD services, as a result of the positive traffic elasticity following the innovative plans (‘Infinity’ and ‘Liberty’). Voice strategy continues to enlarge usage within TIM community (locally and LD). In 1Q11, outgoing traffic went up 71,2% when compared to the previous year, being approximately 90% on-net.

Remaining as #1 LD traffic carrier
  Usage and monthly fee gross revenues achieved R$2,371 million this quarter, a yearly growth of 16.3% supported by increasing on-net MOU, which provides not only incremental revenues but even a more solid contribution to EBITDA.

  Long distance gross revenues reached R$690 million in the quarter, a growth of 21.0% when compared to 1Q11. TIM continues to leverage its long distance service and providing a distinctive and unique value proposition for users. Fixed to mobile substitution continues to unlock hidden value from LD pre-paid traffic. Following this approach, the company was able to reach, in December, the notable share of 50% in the national LD traffic volume.

ITX revenues drop reduced

Interconnection gross revenues reduced the erosion pace, formerly high single-digit drop to -2.4% YoY in 1Q11 (reaching R$897 million). This effect results from (1) growth on post-paid segment and (2) launch of Infinity Torpedo, which provide to our customers unlimited SMS to any mobile operator. Nevertheless, dependency on MTR has been falling consistently, and incoming revenues now represents 18% of gross service revenues (vs. 21% a year ago).

VAS gross revenues amounted at R$640 million, a consistent and strong increase of 32.3% YoY, confirming the success of the Infinity Web data plan and lately by the infinity torpedo (SMS offer).

Handset gross revenues totaled R$433 million (+51.3% vs. 1Q10). The great success of Infinity Web plan continues to boost the demand for smart and web-phones, where users can have a better experience in data services via handsets. Moreover, payment in 12 installments on the credit card is another incentive to upgrade the old mobile phone. In the 1Q11, around 2.3 million handsets were sold (+64% vs. 1Q10), being over than 40% webphones or smartphones.

Intelig at solid growth

Fixed gross revenues, which includes Intelig and TIM Fixo, totaled R$363 million in 1Q11, 34.8% higher when compared to the same period of last year. Since the beginning of 2010, Intelig had its brand reshaped and corporate offers remodeled, supporting the yearly revenue growth, which we expect to continue in the coming quarters.

In sum, total net revenues reached R$3,752 million in the quarter, an increase of 13.8% (yearly growth acceleration versus previous quarter). Net service revenues also posted acceleration, growing by 9.0% when compared to same period last year, reaching R$3,463 million in 1Q11.

Lower ARPU due to stronger pre-paid net adds mix

ARPU (average revenue per user) stood at R$20.8 in the quarter posting a yearly reduction of 13.5% largely impacted by subscriber base mix (where prepaid net addition grew >7x faster than the postpaid in 1Q11) and incoming revenues decreasing.

High usage growth amid top notch quality network	MOU (minutes of use) continued to show a significant yearly growth, reaching 126 minutes in 1Q11, up 27% vs. 100 minutes in 1Q10, and a slightly decrease of 2.2% on quarterly basis mainly due to seasonality.

  Outgoing MOU reached 112 minutes, representing a growth of 37% versus 1Q10. This substantial increase comes from our voice plans, which based on community concept (local=LD) continue to stimulate the outgoing traffic growth.
  Incoming MOU continues falling quarterly reaching 14 minutes in 1Q11, 22% lower when compared to the same period last year. Once again, on-net incentives are driving traffic within our community and reducing the incoming off-net calls incidence.

Selected financial data – Operating Costs and Expenses

Operating Costs and Expenses

Total Operating costs and expenses increased 15.8% YoY to R$2,720 million in the 1Q11, mainly due the effect of less subsidy capitalization.

Costs and expenses breakdowns are presented as follows:

Personnel expenses stood at R$153 million in 1Q11 when compared to same the period of last year. The Company’s restructuring and increased focus on sales force allowed us to achieve this result, considering the headcount increase in 1Q11 by 6.9% to 9,568 employees (vs. 8,950 at the end of 1Q10).

Increase driven by Fistel taxes	Selling & Marketing expenses amount to R$896 million, 13.4% higher when compared to the same period last year, largely impacted by Fistel taxes (due to subscriber base growth).
Leased lines cost stable amid significant traffic volume growth

Network and Interconnection cost reached R$1,109 million in the 1Q11, an increase of 8.5% when compared to the same period last year. This result was largely impacted by fixed interconnection growth after the launch of ‘Infinity Mais’, which provides unlimited local calls to a fixed number, and Intelig’s offers. On the other hand, leased lines cost remained stable amid an important increase in outgoing traffic (+71.2% YoY) and faster 3G roll-out to support our data growth strategy (+240% in number of cities covered). The net interconnection exposure over EBITDA reached 22.7% in 1Q11 (vs. 29.8% in 1Q11).

General and Administrative expenses (G&A) amount to R$124 million in the 1Q11, 10.8% higher when compared to same period last year, but fairly stable on quarterly analysis. The yearly increase was mainly driven by Intelig associated costs, such as (i) greater third party labor expenses and (ii) payment of Intelig’s building rental – since 2Q10.

Cost of Goods Sold reached R$333 million in the quarter, an increase of R$197 million versus the same period last year. For better understanding we normalize the figures considering the impact of the subsidy capitalized (as shown in the chart below).

COGS Analysis

In 1Q10, still under the impact of subsidized sales, capitalization amounted to R$115 million vs. only R$8 million recorded this quarter. Considering this effect, COGS increased 36% while product revenues grew by 142%, which represents a reduction in the subsidy per handset sold of 76% year over year (or -47% QoQ).
Bad debt at the lowest level of 0.8% of gross revenues	Bad Debt expenses continued to register a significant downward trend, coming at R$42 million and down 54.7% YoY, amid a post-paid base increased of 16.4%. This is a consistent quarterly reduction and an evidence of rational go-to-market approach based on ‘SIM-Card only’ sales and better customer credit scoring. As a result, in this quarter bad debt as a percentage of gross revenues reached lowest level in TIM’s history at 0.8%, down from 2.0% registered in 1Q10.

Other operational expenses reached R$62 million in 1Q11, R$19 million more than same period last year, mainly due to increase of contingencies expenses as result of the substantial growth of subscriber base when compared to 1Q10.

SAC/ARPU sharp drop even after record in sale

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + full advertising expenses) reduced to R$36 in the quarter, a significant yearly drop of 51.3%. The performance reflects the efficiency on acquisition, although still delivering a record in gross additions (+55% YoY). SAC/ARPU ratio reached 1.8x (vs. 3.2x in the 1Q10).

EBITDA

EBITDA growth of 9% YoY	EBITDA reached R$1,033 million, representing an expansion of 9.0% over 1Q10.

However, if we analyze figures without subsidy capitalization, EBITDA would have been R$1,025 million in 1Q11, +22% YoY vs. R$834 million in 1Q10 (as explained in the chart below).

EBITDA expansion is explained by the performance of outgoing voice contribution (voice revenues – interconnection costs), which registered a growth rate of 23% YoY, and also by VAS and LD revenues performance.

EBITDA margin reached 27.5% in the 1Q11, a decrease versus 28.7% in 1Q10.

Depreciation and Amortization

Depreciation and amortization accounted for R$683 million in the first quarter, a sharp drop of 12.4% YoY greatly explained by the decrease of deferred handset subsidies (amortization).

EBIT
EBIT growth: more than 2x YoY

EBIT (earnings before interest and taxes) totaled R$350 million in the 1Q11. In a yearly comparison EBIT came 2x higher, which represents a strong expansion of R$182 million following a greater EBITDA result and lower D&A.

Net Financial Result

Net financial expenses totaled R$33 million, well below the R$71 million in the same period last year. Mainly driven by a positive impact of the Mark to Market (“MTM”) effect related to the hedge for a foreign currency debt.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$104 million in the 1Q11, versus R$42 million in the same period last year, mainly due to a higher pre-tax income, which registered R$317 million versus R$ 96million in 1Q10.

Net Profit

Consolidated Net Profit reached R$213.5 million in 1Q11, almost 4x higher than 1Q10 profit (R$55 million), influenced by a better operational results (+R$85 million in EBITDA line) followed by lower amortization and better financial results.

CAPEX

Investments totaled R$297 million in 1Q11, a drop of 57% when compared to same period last year. The reduction is mainly driven by renegotiation of major contracts involving the supply of network infrastructure. We maintain  our guidance for 2011 of ~R$2.9 billion.

Net financial position and free cash flow

Gross Debt amounted to R$ 3,259 million, a significant drop if compared to the R$4.079 million in 1Q10. The reduction is explained by some loan expiration that were not renewed. Company's debt is concentrated in long-term contracts (70% of the total) composed by financing from BNDES (Brazilian Economic and Social Development Bank), BNB (Banco do Nordeste do Brasil) and EIB (European Investment Bank), as well as borrowings from other local and international financial institutions.

Approximately 23% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. Average cost of debt totaled 10.59% p.y in the 1Q11 compared to 9.92% p.y in the 1Q10.

Cash and Cash equivalents reached R$ 1,587 million, resulting in a net debt position of R$ 1,671 million, 34.6% lower than the 1Q10. Average yield of the investments totaled 11,29% p.y in the 1Q11 compared to 8.65% p.y in the 1Q10

Operating Free Cash Flow in 1Q11 was negative in R$549 million, a better result when compared to a negative R$718 million in 1Q10. The negative result is mainly due to seasonal working capital variation of R$1,285 million, influenced by annual Fistel payment following substantial increment in total customer base in 2010 (~10 mln lines). As a result, net cash flow was negative in R$688 million in 1Q11.

Ownership Breakdown

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94% of the urban population – the widest GSM coverage in Brazil, with presence in 3,203 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, ~80% using EDGE, besides having a sophisticated Third Generation (3G) network serving 56% of the country’s urban population. The Company has international roaming agreements for TIM clients with more than 450 networks available in more than 200 countries across six continents.

  Integrated company with a nationwide footprint since 2002

  Network: largest GSM coverage and proven quality

  Innovative offers: new concepts leveraging TIM community

  Brand: associated to innovation and quality attributes

  Sustainability: Maintained in ISE index for 2009/2010

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’, in addition to the sophisticated ‘Da Vinci’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, the largest in the country, with 52.8 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April last year, is supporting the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a select group of companies of the Corporate Sustainability Index(ISE) of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:     Balance Sheet
Attachment 2:     Income Statements
Attachment 3:     Cash Flow Statements
Attachment 4:     EBITDA
Attachment 5:     Consolidated Operational Indicators
Attachment 6:     Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir

Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet
(R$ Thousand)

DESCRIPTION	1Q11	1Q10	% YoY	4Q10	% QoQ
ASSETS	**18,852,890**	**17,002,986**	**10.9%**	**19,370,852**	**-2.7%**
CURRENT ASSETS	**6,110,877**	**5,594,836**	**9.2%**	**6,425,920**	**-4.9%**
Cash and cash equivalents	1,580,009	1,505,395	5.0%	2,376,232	-33.5%
Short-term investments	7,083	16,016	-55.8%	18,177	-61.0%
Accounts receivable	2,732,850	2,297,742	18.9%	2,748,411	-0.6%
Inventories	302,467	276,933	9.2%	228,654	32.3%
Indirect recoverable Taxes	551,078	435,336	26.6%	494,036	11.5%
Direct recoverable Taxes	232,906	434,761	-46.4%	361,929	-35.6%
Prepaid expenses	606,165	447,317	35.5%	93,768	546.5%
Derivative contracts	5,920	54,231	-89.1%	6,122	-3.3%
Other assets	92,399	127,105	-27.3%	98,591	-6.3%
NONCURRENT	**12,742,013**	**11,408,150**	**11.7%**	**12,944,932**	**-1.6%**
Noncurrent assets					
Long-term investments	14,338	15,084	-4.9%	13,692	4.7%
Accounts receivable	39,066	35,353	10.5%	36,812	6.1%
Indirect recoverable Taxes	207,991	186,609	11.5%	188,111	10.6%
Direct recoverable Taxes	158,951	42,988	269.8%	139,366	14.1%
Deferred income and social contribution taxes	1,694,971	278,376	508.9%	1,732,732	-2.2%
Judicial deposits	493,252	306,786	60.8%	385,519	27.9%
Prepaid expenses	87,100	14,181	514.2%	14,620	495.8%
Derivative contracts	18,303	31,831	-42.5%	16,746	9.3%
Other assets	17,777	11,934	49.0%	17,763	0.1%
Permanent Assets					
Property, plant and equipment	5,576,244	5,572,807	0.1%	5,863,723	-4.9%
Intangibles	4,434,020	4,912,201	-9.7%	4,535,848	-2.2%
LIABILITIES	**18,852,890**	**17,002,986**	**10.9%**	**19,370,852**	**-2.7%**
CURRENT LIABILITIES	**5,048,115**	**4,867,930**	**3.7%**	**5,691,089**	**-11.3%**
Suppliers	2,552,396	2,272,528	12.3%	3,103,469	-17.8%
Loans and financing	996,400	1,369,945	-27.3%	957,549	4.1%
Derivative contracts	1,769	53,037	-96.7%	2,071	-14.6%
Salaries and related charges	142,213	118,345	20.2%	125,292	13.5%
Indirect taxes, charges and contributions	520,494	532,670	-2.3%	544,375	-4.4%
Direct taxes, charges and contributions	141,005	181,631	-22.4%	265,328	-46.9%
Dividends payable	511,676	224,601	127.8%	511,737	0.0%
Other liabilities	182,162	115,173	58.2%	181,268	0.5%
NONCURRENT LIABILITIES	**3,290,510**	**3,503,115**	**-6.1%**	**3,378,954**	**-2.6%**
Loans and financing	2,121,239	2,648,527	-19.9%	2,277,121	-6.8%
Derivative contracts	163,359	93,467	74.8%	164,482	-0.7%
Provision for contingencies	262,848	323,717	-18.8%	249,057	5.5%
Pension plan	9,103	7,464	22.0%	9,166	-0.7%
Indirect taxes, charges and contributions	125,965	4,446	2733.2%	57,720	118.2%
Direct taxes, charges and contributions	138,981	32,849	323.1%	138,981	0.0%
Deferred income and social contribution taxes	81,799	92,926	-12.0%	83,708	-2.3%
Asset retirement obligations	247,371	241,001	2.6%	255,737	-3.3%
Other liabilities	139,845	58,718	138.2%	142,982	-2.2%
SHAREHOLDERS' EQUITY	**10,514,265**	**8,631,941**	**21.8%**	**10,300,809**	**2.1%**
Capital	8,149,096	8,149,096	0.0%	8,149,096	0.0%
Capital reserves	396,129	396,129	0.0%	396,129	0.0%
Income reserves	1,755,584	158,049	1010.8%	1,755,584	0.0%
Accumulated losses	-	(125,914)	n/a	-	n/a
Net Income for the period	213,456	54,581	291.1%	-	n/a

Attachment 2
TIM PARTICIPAÇÕES S.A.
Income Statements
(R$ Thousand)

Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements
(R$ Thousand)

Attachment 4
TIM PARTICIPAÇÕES S.A.
EBITDA
(R$ Thousand)

Attachment 5
TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators
TIM Stand Alone

Attachment 6
Glossary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 2 , 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.